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Exhibit 12.1

Vertis, Inc.
Computation of Ratio of Earnings to Fixed Charges and
Deficiency of Earnings Available to Cover Fixed Charges

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Net Earnings	$(95,925)	$(120,146)	$(54,863)	$(25,212)	$2,450
Add:
Income tax provision (benefit)	48,429	(2,479)	(21,572)	(6,901)	27,221
Loss from discontinued operations, net					5,803
Cumulative effect of accounting change		108,365
Amortization of previously capitalized interest	571	545	481	391	276
Fixed charges per (B) below	137,199	134,803	146,652	164,509	82,568
Deduct:
Interest capitalized during period	832	555	913	1,934	1,354

Earnings, as adjusted(A)	$89,442	$120,533	$69,785	$130,853	$116,964

Fixed charges:
Portion of rents representative of an interest factor	$11,323	$11,654	$13,300	$13,700	$13,929
Interest expense on all indebtedness, including amortization of debt expense	125,876	123,149	133,352	150,809	68,639

Fixed charges for computation purposes(B)	$137,199	$134,803	$146,652	$164,509	$82,568

Ratio of earnings to fixed charges(A)/(B)					1.42

Deficiency of earnings available to cover fixed charges	$(47,757)	$(14,270)	$(76,867)	$(33,656)	$—

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  Exhibit 12.1
Vertis, Inc. Computation of Ratio of Earnings to Fixed Charges and Deficiency of Earnings Available to Cover Fixed Charges